Exhibit 5

December 12, 2007

Selectica, Inc.

1740 Technology Drive, Suite 450

San Jose, CA 95110

Re:	Selectica, Inc. Registration Statement
for Offering of 4,267,675 Shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 4,267,675 shares of Common Stock under the Selectica, Inc. 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan (the “Plans”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plans and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP